SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 29, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku

Tokyo 100-0004, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Allotment of stock acquisition rights pursuant to a stock option compensation plan, dated June 28, 2005.

2.	Announcement regarding share repurchases from the market, dated June 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)

June 29, 2005	By:	/s/ TETSUYA UNNO
General Manager of Corporate Legal and Risk Management Department

Item 1

(English translation)

June 28, 2005

Millea Holdings, Inc.

5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Allotment of stock acquisition rights pursuant to a stock option compensation plan

The Board of Directors of Millea Holdings, Inc. (“Millea Holdings”) resolved today the details of the allotment of the stock acquisition rights pursuant to a stock option scheme under a stock-linked compensation plan to be issued to Millea Holdings’ directors and corporate auditors and to the directors and corporate auditors of its wholly-owned subsidiaries, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Tokio Marine & Nichido Life Insurance Co., Ltd. (collectively referred to as the “Directors and Corporate Auditors”), in accordance with Articles 280-20 and 280-21 of the Commercial Code and the relevant resolution of the 3rd ordinary general meeting of shareholders held today.

1. Name of the stock acquisition rights

July 2005 Millea Holdings Stock Acquisition Rights (stock option scheme under a stock-linked compensation plan)

2. Class and number of shares to be issued upon exercise of the stock acquisition rights

310 shares of Millea Holdings common stock.

3. Total number of stock acquisition rights

310 stock acquisition rights.

The number of shares to be issued upon exercise of the stock acquisition rights shall be one (1) share of Millea Holdings common stock.

4. Issue price and issue date of stock acquisition rights

The stock acquisition rights shall be issued without receipt of monetary consideration by Millea Holdings. The issue date shall be July 14, 2005.

5. Amount to be paid upon exercise of stock acquisition rights

The amount payable to Millea Holdings upon exercise of the stock acquisition rights shall be determined by multiplying one (1) yen, the per-share exercise price, by the number of common shares to be issued upon exercise of the stock acquisition rights.

6. Total issue price of new shares when new shares are issued upon exercise of stock acquisition rights

310 yen.

1

7. Exercise period of stock acquisition rights

The exercise period of the stock acquisition rights shall be from July 15, 2005 through June 30, 2035.

8. Additional conditions for the exercise of the stock acquisition rights

a.	Any Director or Corporate Auditor may exercise his/her stock acquisition rights that he/she holds only after he/she no longer occupies any position as either a director or corporate auditor of Millea Holdings, Tokio Marine & Nichido Fire Insurance Co., Ltd. or Tokio Marine & Nichido Life Insurance Co., Ltd., as applicable.

b.	A partial exercise of any single stock acquisition right shall not be allowed.

9. Redemption of stock acquisition rights

Millea Holdings may, at any time, redeem unexercised stock acquisition rights acquired and held by Millea Holdings, without payment of any monetary consideration.

10. Restriction on the transfer of stock acquisition rights

Any transfer of the stock acquisition rights requires the approval of the Board of Directors of Millea Holdings.

11. Certificates of stock acquisition rights

Certificates of the stock acquisition rights shall be issued only upon request from the holders of the stock acquisition rights.

12. The amount to be capitalized when new common shares are issued upon exercise of stock acquisition rights

The amount to be capitalized shall be one (1) yen per share.

13. Dividends payable when new shares are issued upon exercise of stock acquisition rights

The first payment of dividends or interim dividends for common shares that are newly issued upon exercise of the stock acquisition rights shall be calculated as follows:

a.	When stock acquisition rights are exercised between April 1 and September 30 of any given year during the exercise period, dividends shall be calculated as if the relevant common shares were issued on April 1 of that year.

b.	When stock acquisition rights are exercised between October 1 of any given year during the exercise period and March 31 of the following year, dividends shall be calculated as if the relevant common shares were issued on October 1 of that given year.

2

14. Where to submit the application for the exercise of stock acquisition rights

Personnel Planning Dept. of Millea Holdings, or the department in charge of the business from time to time.

15. The place handling payment upon exercise of stock acquisition rights

The Head Office of The Mitsubishi Trust and Banking Corporation, or its successor bank or its successor office/branch from time to time.

16. The number of directors and corporate auditors to whom allotment shall be made

A total of 63 Directors and Corporate Auditors.

3

Item 2

(English translation)

June 28, 2005

Millea Holdings, Inc.

5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Announcement regarding share repurchases from the market

Millea Holdings, Inc. (the “Company”) announced that on June 28, 2005 its board of directors approved repurchases of its own shares, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code, as detailed below.

(1) Reasons for the repurchases of shares

The Company intends to repurchase its own shares in order to implement flexible financial policies and to prepare for the exercise of stock acquisition rights pursuant to a stock option scheme under a stock-linked compensation plan to be issued to Millea Holdings’ directors and corporate auditors and to the directors and corporate auditors of its wholly-owned subsidiaries, Tokio Marine & Nichido Fire Insurance Co., Ltd. and Tokio Marine & Nichido Life Insurance Co., Ltd. The number of shares to be issued upon exercise of stock acquisition rights is 310.

(2)	Details of the repurchases of shares

(a)	Class of shares to be repurchased:

Common stock of Millea Holdings, Inc.

(b)	Aggregate number of shares to be repurchased:

Up to 17,500 shares.

(Approximately 1.0% of total issued shares.)

(c)	Aggregate purchase price of shares:

Up to 20 billion yen.

(d)	Period in which repurchases may be made:

From June 29, 2005 through September 9, 2005.

For further information, please contact:

Mitsuru Muraki

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341